SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Building a stronger airline for the future

May 12, 2016

Introduction

Paulo Kakinoff
CEO

GOL – Largest low-cost airline in LatAm

GOL Linhas aéreas inteligentes

- Standardized fleet of 143 Boeing 737-700 and 800 NG aircraft
- 65 destinations of which 13 international, in the South America and Caribbean
- 39 million passengers transported per year
- Leading position at Brazil's main airports with high on-time performance
- 860 flights per day
- +11 million members in Smiles (loyalty program)
- Extensive cargo operations serving more than 3,100 cities in Brazil and 15 abroad
- **R$10 billion in revenues LTM**

Shareholder Structure



Free Float 27.6%
Controlling Shareholders 61.3%
Treasury Stock 0.4%
AF-KLM 1.2%
Delta Airlines 9.5%

Comprehensive Global Network

DELTA { serving ~319 destinations in over 58 countries

AIR FRANCE KLM { serving ~316 destinations in over 115 countries

Best-in-class Corporate Governance

- First FPI to achieve 404 certification Sarbanes-Oxley
- Track record of transparency and access to information
- Equal treatment of all investors

Best-in-class airline & Best-in-class governance

Comprehensive restructuring

Paulo Kakinoff
CEO

Need to restructure derived from several fronts

Recessionary economy

- Political instability
- Contraction of the Brazilian economy
- Sharp devaluation of the Real
- Inflationary pressures and high interest rates

Sector under pressure

- Decrease in demand
- Industry overcapacity
- Labor costs
- Scarce and expensive credit
- Ratings decline
- Operating cost increase
- High financial expense

The very challenging industry and macroeconomic conditions have negatively impacted us more than our competitors due to significant leverage levels

GOL faces significant economic challenges

Brazil recession and currency fall driving financial distress

Brazil GDP


8%
4%
2%
3%
0%
(4%)
(4%)
2010
2011
2012
2013
2014
2015
2016E

BRL/USD exchange rate


131%
1.67
1.85
2.04
2.38
2.70
3.90
3.70
2010
2011
2012
2013
2014
2015
2016E

Net Result ($M BRL)


R$(725)
R$(1,117)
R$(4,291)
2013
2014
2015

Operating Cash Flow ($M BRL)


R$565
R$(503)
R$(144)
2013
2014
2015

Source: Focus Report of May 6, 2016

Overcapacity in Brazil

Growth by smaller competitors has offset capacity measures by larger carriers

Domestic Brazil ASK


GOL
TAM
Azul
Avianca
50,292
48,743
43,450
42,543
-14%
-13%
12,654
20,332
+61%
3,221
10,654
+231%
2011
2012
2013
2014
2015

Domestic Brazil ASK


3%
11%
42%
44%
9%
17%
36%
37%
Avianca
Azul
TAM
GOL
2011
2015

Comprehensive restructuring plan

Began in mid-2015 to address over R$17 billion of debt and other obligations.

2015 – completed

- Stakeholder equity injection: **R$446 million** (controlling shareholders and Delta)
- Term loan: **R$1.1 billion** with Delta guarantee
- Suppliers terms: **R$300 million** in annual cost-savings

2016 – ongoing

- Aircraft partner Boeing: **R$555 million** in PDPs
- Aircraft lessors: **R$220 million** in net present value savings
- Delta Airlines: Reduction of pledge to Delta of Smiles shares
- Debentures: Extensions of maturities and **R$300 million** of new credit lines
- Smiles: Advance ticket sales linked to cash generated from restructuring plan
- Unsecured bondholders: Exchange offer at premium over market prices + collateral

Plan addresses current situation

Restructuring of debt and financial obligations

(R$3.0 billion)



Short-Term
Long-Term
14.7
5.5
9.1
10.4
2.5
7.9
Assets
Liabilities
December, 31 2015

(R$2.6 billion)



Short-Term
Long-Term
13.1
4.9
8.2
9.5
2.3
7.2
Assets
Liabilities
March, 31 2016

In R$ billion

Exchange offers

Edmar Lopes
CFO

Exchange offers

| On May 3, 2016, GOL began the final component of its restructuring plan:

- Offer to exchange its U$780 million of unsecured bonds issued in the international capital markets for cash and new secured Bonds at a premium to current market value
- Collateral: >100% coverage: New Secured Bonds will have structural seniority to existing Bonds due to pledge as collateral
- Summary of Exchange Offers:

Security	Premium (3)	Total Value Offered(2)	Total Cash Payment(2)	Total New Notes(2)(3)
2017 Notes	+50%	56.0	16.8	39.2
2020 Notes	+20%	52.6	10.5	42.1
2022 Notes	+20%	108.1	21.6	86.5
2023 Notes	+20%	11.7	2.3	9.4
Perpetual Notes	+10%	51.0	–	51.0 → MATURITY 2028
Total		**279.3**	**51.3**	**228.1**

(in US$ million, except percentages)

(1) Principal Outstanding Amount multiplied by Total Exchange Consideration.
(2) Assumes a 95% participation rate.
(3) Over market prices as of May 11, 2016

Exchange offers

- Important dates:

Date	Calendar Date	Event Description
Launch Date	May 3, 2016.	Commencement of the Exchange Offers.
Early Participation	5:00 p.m., New York City time, on May 17, 2016.	Validly tender Old Notes to qualify for the Early Participation Premium (5 to10%).
Withdrawal Deadline	5:00 p.m., New York City time, on May 17, 2016.	Deadline validly withdraw tenders of Old Notes.
Expiration Time	11:59 p.m., New York City time, on June 1, 2016.	Deadline validly tender Old Notes to qualify for the payment.
Settlement Date	Expected June 8, 2016.	Payment of the Total Exchange Consideration.

Exchange offers considerations

GOL
Linhas aéreas inteligentes

- Our ability to service our capital structure has been significantly impacted:
  - Industry overcapacity
  - Political & Macroeconomic conditions
  - Significant devaluation of Real – affecting lease and interest expenses, fuel costs
- Our shareholders have contributed significantly to improve the Company liquidity
- All important partners are expected to provide substantial support to improving our capital structure
- The exchange offer is a crucial aspect of our overall restructuring
- Allows unsecured bond holders to receive cash plus new secured notes
- Completion of the exchange offer will facilitate completion of contributions from partners as described

Despite significant operating improvements, GOL needs to continue address capital structure challenges

Results 1Q16

Paulo Kakinoff
CEO

1Q16 Highlights

Operational highlights

| **17.3%** Yield increase

| **16.4%** PRASK increase

| **5.9%** ASKs reduction

| **8.2%** reduction in takeoffs volume and the number of seats

| **8.3%** increase in net revenues, to **R$2.7 billion**

| Recurring EBIT of **R$224.6 million** with margin of **8.3%;**

| EBITDAR was **R$663.2 million** with margin of **24.4%**

| **R$212.6 million** of non-recurring gains on sale-leaseback transactions

| **16.9%** increase in CASK, excluding fuel expenses and non-recurring effect

1Q16 LTM reflects new environment

GOL
Linhas aéreas inteligentes

1Q16

Net Revenue


2,505.2
+8.3%
2,713.1
1Q15
1Q16


153.8
+46.0%
224.6
6.1%
8.3%
1Q15
1Q16*

EBITDAR


468.9
+41.4%
663.2
18.7%
24.4%
1Q15
1Q16*

Last Twelve Months


10,078.0
-0.9%
9,985.8
1Q15 LTM
1Q16 LTM


514.3
5.1%
-627.3
-1,1%
-113.0
1Q15 LTM
1Q16* LTM


1,789.0
-258.7
1,530.3
17.8%
15.3%
1Q15 LTM
1Q16* LTM

* Does not include non-recurring gain on sale-leaseback transactions of R$212.6 million.

In R$ million

1Q16 results impacted by non-recurring effect and net exchange variation


2,713.1
2,488.5
EBIT Margin 8.3%
224.6
212.6
267.3
653.5
66.3
Net Revenues
Costs and Expenses Ex-non-recurrent effect
EBIT Ex non-recurrent effect
Return of financial leases aircraft and sale leaseback
Financial Result Ex-Net Exchange Rate
Exchange Rate Variation
Income Tax

Excluding non-recurring gain on sale-leaseback transactions of R$212.6 million.

Values in R$ million

Need to further reduce capacity


Supply
Domestic ASK*
-4.0%
11,308
10,856
-2.9%
30,098
29,220
1Q15 1Q16
GOL
1Q15 1Q16
Industry
Demand and load factor
Domestic RPK*
-5.9%
8,920
8,396
-4.2%
24,354
23,327
1Q15 1Q16
GOL
1Q15 1Q16
Industry
Domestic load factor (%)
-1.6p.p
78.9%
77.3%
-1.1p.p
80.9%
79.8%
1Q15 1Q16
GOL
1Q15 1Q16
Industry

*Values in millions of seat-kilometers
Source: ANAC

Network rationalization results

GOL
Linhas aéreas inteligentes

Decrease in available seats of **15%** to **18%**

Suspension of destinations
8

Miami	Ribeirão Preto
Orlando	Altamira
Aruba	Imperatriz
Caracas	Bauru

Expected Fleet reduction
20 aircraft



GOL

Guidance 2016

GOL Linhas aéreas inteligentes

Guidance 2016	Guidance		Actual
	Range		1Q16
	From	To	
Total supply (ASK)	-5%	-8%	-5.9%
Total seats	-15%	-18%	-8.2%
Total volume of departures	-15%	-18%	-8.2%

Financial Results

Edmar Lopes
CFO

1Q16 Operating highlights

In R$ million	1Q16[1]	1Q15	% Var.	4Q15	% Var.
Net YIELD (R$ cents)	25.68	21.90	17.3%	24.64	4.2%
Net PRASK (R$ cents)	19.89	17.09	16.4%	18.58	7.0%
Net RASK (R$ cents)	22.13	19.22	15.1%	21.19	4.4%
CASK (R$ cents)[1]	20.26	18.09	12.0%	21.96	-7.7%
ex-fuel CASK (R$ cents)[1]	14.09	12.06	16.9%	15.01	-7.7%
Spread RASK – CASK (R$ cents)	**1.87**	**1.13**	**65.5%**	**-0.77**	**NM**

[1] Does not include non-recurring gain on sale-leaseback transactions of R$212.6 million

CASK ex-fuel



Exchange variation: R$0.97 cents or 49% of the increase
+16.9%
12.1
14.1(1)
Salaries
Aircraft lease
Sales & Mkt
Landing Fees
Servicing
Maintenance
D&A
Others*
3.2
1.6
1.0
1.3
1.8
1.1
0.8
1.3
3.4 A
2.6 B
1.0
1.5 C
2.2 D
1.0 E
0.9
1.4
In cents of R$
1Q15
1Q16*

Main variations of CASK 1Q16 vs 1Q15

A Salaries – Increase of 7.1%
- annual salary adjustment for all employees of 5.5%;
- increase in the variable compensation of the crew;
- benefits and labor rights.

B Aircraft lease – Increase of 60.4%
- Higher number of aircraft in operating lease and the depreciation of the Real of 36.0% in average against the dollar.

C Landing fees – Increase of 19.1%
- Increase in airport fees at the Infraero airports.

D Servicing – Increase of 24.1%
- the increase in purchased tickets will be reversed to revenue;
- IT services on national and international basis;
- costs with purchase of Smiles products.

E Maintenance – decrease of 7.4%
- maintenance schedule of aircraft with a fewer engines in the period.

(1) - It does not consider the fully recognized net gain of R$212.6 millions regarding the sale leaseback and the return of aircraft under financial lease.

1Q16 impacted by non-recurring events

R$ million

	1Q16	1Q15
EBIT[1]	224.6	145.8
Financial expenses[2]	(272.8)	(191.6)
➢ Results before non-recurrent, exchange rate variation and taxes	(48.2)	(45.8)
Aircraft returns and sale leaseback	212.6	8.0
Exchange rate variation	653.5	(774.1)
Hedge and others results	5.5	99.1
Taxes	(66.3)	40.0
➢ Net Income	757.1	(672.7)

[1] Excluding non-recurrent effect related to aircraft returns and sale leaseback transacitions
[2] Excluding exchange rate

Balance sheet leverage



Unsecured debt (R$ billion)
Unsecured debt (US$ billion)
Secured debt (1) (US$ billion)
Total gross debt (R$ billion)
5.6
6.2
9.3
7.9
1.2
1.0
0.9
1.6
0.9
0.9
1.3
0.9
1.1
1.1
0.9
1.0
4Q13
4Q14
4Q15
1Q16

	4Q13	4Q14	4Q15	1Q16
Gross adjusted leverage (2)	4.9x	5.3x	12.7x	9.4x
Total Cash R$ billion	3.0	2.5	2.3	1.8
U.S. Dollar End of period	2.34	2.65	3.90	3.56
Rating (S&P)	B	B-	B-	CC

Macroeconomic effects increased debt by R$2.3 billion

(1) Including finance leases (2) Including 7x Operating leases

Significant debt reduction is needed

GOL
Linhas aéreas inteligentes



Debt Maturity Schedule
BRL 138 mi
USD 196 mi
Total short-term BRL 837 mi
1,815
36%
658
41%
744
23%
413
Cash
220
108
17
94
2Q16
319
63
102
154
3Q16
107
63
27
17
4Q16
191
64
1
126
1Q17
786
307
184
295
Apr-Dec/2017
861
415
420
26
2018
788
392
377
19
2019
1,936
272
1,664
2020
330
217
113
2021
1,241
100
1,141
2022
452
336
116
2023
14%
86%
BRL
USD
Free Cash
Smiles Cash
Restricted Cash
Financial Leasing in US$ (R$)
Debt in BRL (R$)
Debt in US$ (R$)

Targeting significant overall debt reduction from current levels – Plan balances overall operating growth with long-term credit improvement

* Amounts in R$ million ** Exchange rate of 3.5589 (Ptax of 03/31/2016) for amounts in US$.

Concluding Remarks

Paulo Kakinoff
CEO

Concluding Remarks

- The GOL management team has developed and is implementing, a comprehensive plan to address the recent macroeconomic and industry challenges
- Despite significant improvements, we must address our capital structure and liquidity challenges to ensure the long-term success of our airline
- We believe the Exchange Offers provide our unsecured Bondholders significant benefits, including a significant premium over current market prices, cash, collateral and downside protection
- The completion of the Exchange Offers will facilitate other contributions from Key Partners, providing much needed liquidity to GOL

Q&A Session (Q&A)

Linhas aéreas inteligentes

Investor Relations
ri@golnaweb.com.br
+55 11 2128 4700
www.voegol.com.br/ri